UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 001-33616

E-HOUSE (CHINA) HOLDINGS LIMITED

17/F, East Tower

No. 333 North Chengdu Road

Shanghai 200041

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                  Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-House (China) Holdings Limited

	By:	/s/ Bin Laurence
	Name:	Bin Laurence
	Title:	Chief Financial Officer

Date: December 13, 2013

Exhibit Index

Exhibit 99.1 — Press Release Regarding Launching of the Proposed Offering of Convertible Senior Notes

Exhibit 99.2  — Press Release Regarding Pricing of the Offering of Convertible Senior Notes